EXHIBIT 21

List of Subsidiaries

The Houston Learning Academy, Inc., a Texas corporation

Merryhill Schools Nevada, Inc., a Nevada corporation

NEDI, Inc., a California corporation

The foregoing list omits certain subsidiaries of the Registrant which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of June 30, 2007.